Management’s Discussion and Analysis
For The Year Ended
December 31, 2010

Management’s Discussion and Analysis

March 25, 2011

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries; (ii) information is provided as of December 31, 2010, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling, exploration programs and exploration results, completion of various studies, receipt of permits and timing of potential development of its properties. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements, fluctuations in gold, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in Extorre’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Extorre’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Extorre and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Extorre have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Transfer of Assets

On March 24, 2010 the Company was formed pursuant to a Plan of Arrangement (the “Arrangement”) conducted by Exeter Resource Corporation (“Exeter”) under the British Columbia Business Corporation Act pursuant to which Exeter transferred its Argentine assets to Extorre.

Under the Arrangement, Exeter transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands.  Estelar and Cognito hold the former Argentine assets (“Argentine Business”) of Exeter, including cash and working capital balances and the interests in a number of precious and base metal projects, being the Cerro Moro property, the Don Sixto property, the Estelar properties and the MRP properties (the “Argentine Assets”).

Where applicable, Extorre’s audited year end consolidated financial statements reflect the balance sheets, statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business for the period ended December 31, 2009. For December 31, 2010, the financial statements are presented for Extorre as a stand-alone entity.Where applicable, the statements of loss, comprehensive loss and deficit for the periods ended December 31, 2010 and 2009, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. For the period ended December 31, 2010, the allocation from Exeter was up to March 24, 2010, the date of the Arrangement. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine mineral properties in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees and consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. These financial statements have been presented under the continuity of interests’ basis of accounting with balance sheet amounts based on the amounts recorded by Exeter. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses. Results reported from March 24, 2010 to December 31, 2010 reflect the results of operations of Extorre only.

Report on Operations

First Quarter 2010

During the first quarter Exeter and Extorre announced that they had completed the Arrangement whereby Exeter transferred its Argentine Assets together with $25.0 million to Extorre, and Extorre commenced trading on the TSX under the symbol “XG”.

Additional information on the Arrangement or past financial information relating to the Argentine Assets can be viewed at Exeter’s website at www.exeterresource.com or you can review previously filed documents at www.sedar.com.

Second Quarter 2010

During the second quarter, the Company released an updated resource estimate and NI 43-101 technical report dated May 31, 2010 prepared by an independent Qualified Person (QP) for the Cerro Moro project in Santa Cruz, Argentina. This report may be reviewed on the Company’s website or on SEDAR at www.sedar.com.

Drilling and engineering studies on the Cerro Moro project continued through the second quarter.

Due to a significant assay backlog, with some 4,000 sample results awaited, Extorre entered into a contract for the installation and management of a dedicated on-site sample preparation facility at Cerro Moro, to be managed by an independent, accredited geochemical contractor.

Third Quarter 2010

During the third quarter the Company presented an Environmental Impact Assessment for the proposed Cerro Moro Mine Development to the Santa Cruz Provincial authorities. Separately, an application for permission for the construction of a decline at Escondida Far West was prepared and submitted to the Santa Cruz Minister of Mines.

On August 3, 2010 the Company reported a new high grade gold zone on the Martina zone at the Cerro Moro project and results from the Escondida Far West and Carla zones where drilling defined high grade mineralization.

Drilling and engineering studies continued on an accelerated basis including undertaking a Preliminary Economic Assessment (“PEA”) for Cerro Morro. Consequently, the Company´s staff continued increasing.

Fourth Quarter 2010

Exploration activities continued at Cerro Moro with 4 drill rigs active on site. Drilling activities were primarily focused on i) the discovery of new mineral resources and ii) infill drilling on the Loma Escondida and Gabriela veins.

On October 19, the Company released the results of the PEA on the proposed Cerro Moro mine development.

In December, the Company engaged Perth-based GR Engineering Services Pty Ltd (“GRES”), an internationally recognised engineering firm, to commence work on a Pre-Feasibility Study (“PFS”) on the Cerro Moro project.The Company also received approval from the Santa Cruz Minister of Mines for the construction of an exploration decline at Cerro Moro.

Drilling activities were initiated on the Verde and Falcon (Calandria) properties. These properties form part of the CVSA agreement that was originally signed in December 2003.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms
In January 2004, Estelar announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina.  CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, CVSA was paid US$100 thousand for the right to earn a 100% interest in the CVSA Properties.In order to earn its interest in the CVSA Properties, Estelar was required to spend US$3.0 million within five years, including completing 8,000 metres (“m”) of drilling. CVSA has a back in right to a 60% interest in a Project following the completion of 10,000m of drilling on that Project, by paying the Company 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter royalty (“NSR”) in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised Estelar that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.  CVSA retains its back-in right on the remaining projects.

Cerro Moro, now 100% owned by Estelar subject to a 2% NSR, was the most advanced at the time of acquisition.The remaining CVSA Properties are grouped into two main project areas,other Santa Cruz properties (including Puntudo, Verde, Falcon [Calandria] and Azul) and Chubut properties. In addition, Estelar has also acquired a portfolio of Santa Cruz exploration concessions in its own right.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given both the favourable geology and mining regime in Santa Cruz, the Company is focusing its attention on the Cerro Moro Project and neighbouring properties. The Company also commenced further exploration activities on the regional properties recently.

On March 3, 2009, Estelar announced that it had entered into a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the future development of the Company’s Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5% interest in the Company’s Cerro Moro project once all the necessary permits and authorizations required to put Cerro Moro into production have been received;
(ii)
The Company will have the right to earn up to an 80% interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)
The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of December 31, 2010, neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

On April 19, 2010, the Company released a NI 43-101 compliant resources estimate for its Cerro Moro Project. The indicated mineral resources estimate totals 612,000 ounces gold equivalent**, at a grade of 32.3 grams per metric tonne (“g/t”) gold equivalent*, plus an inferred mineral resources estimate of 390,000 ounces gold equivalent**, at a grade of 6.1 g/t gold equivalent*.

Indicated Mineral Resources for Escondida utilising a 1.0 g/t gold equivalent cut-off

Zone	Metric Tonnes	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	590,000	18.9	805	32.3	357,000	15,272,000	612,000

Inferred Mineral Resources utilising a 1.0 g/t gold equivalent cut-off

Zone	Metric Tonnes	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	432,000	3.7	155	6.3	52,000	2,158,000	88,000
Loma Escondida	68,000	10.2	504	18.6	22,000	1,098,000	41,000
Gabriela	521,000	2.4	347	8.1	40,000	5,802,000	136,000
Esperanza	371,000	2.6	175	5.5	31,000	2,090,000	65,000
Deborah	579,000	2.4	48	3.2	45,000	896,000	60,000
TOTAL	1,971,000	3.0	190	6.1	190,000	12,044,000	390,000

The Company received an independent technical report, with an effective date of May 31, 2010, compliant with NI 43-101, for the Cerro Moro project prepared by Ted Coupland BSc DipGeoSc CFSG MAusIMM CPGeoMMICA, an independent Qualified Person (“QP”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

On October 19, 2010 the Company announced the results of a PEA for the proposed Cerro Moro mine development. The PEA is based on the NI 43-101 compliant resource released in April 2010.  Highlights of the PEA include the following projections:

•	Total metal production of 436,000 ounces of gold and 21,400,000 million ounces of silver over 8 years
•
For the first 5 years, gold production averages 76,400 ounces/year plus silver production of 3.4 million ounces/year, for an average gold equivalent production of 133,500 ounces** per year. Average cash costs on a gold equivalent* basis are US$201 per ounce.

•	Initial capital cost: US$109 million (plus refundable VAT of US$21 million).
•	Payback Period at 0% discount: 1.77 years
•	After tax IRR: 43.4%
•	Financial model expected to be enhanced by inclusion of US$30+ million of tax credits
•	Conceptual development plan based on a combination of open pit and underground mining at acombined peak rate of 750t ore/day

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

** Gold equivalent ounces are calculated by dividing the silver ounces by 60, then adding those ounces to the gold-only ounces.

The conceptual development plan is based on an Indicated Resources of 590,000 t (metric tonnes) at 18.9 g/tgold (grams per metric tonne) and 805 g/t silver at the Escondida vein, together with additional Inferred Resources of 1.97 Mt at 3.0 g/t gold and 190 g/t silver from the Escondida, Loma Escondida, Gabriela, Esperanza, and Deborah veins.

Results from Operations

Extorre commenced trading on the TSX on March 18, 2010, in advance of the effective date of the Arrangement, with 74,755,898 common shares outstanding and ended the year with 87,473,627 common shares outstanding. During the year the Company received net proceeds of $37.9 million and issued 9,100,000 common shares pursuant to an equity financing completed in September 2010 and received net proceeds of $1.9 million and issued 3,617,729 common shares upon the exercise of options and warrants. Shares issued and proceeds received during the year are summarized below:

	Options Exercised	Warrants Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	3,367,000	250,729	9,100,000	-	12,717,729
Proceeds ($000’s)	$1,593	$316	$40,495	$(2,595)	$39,809

Subsequent Events

Subsequent to December 31, 2010, the Company issued shares pursuant to the exercise of options and warrants as follows:

	Options Exercised	Total
Shares issued	73,750	73,750
Proceeds ($000’s)	$39	$39

As at March 23, 2011, the Company had 87,547,377 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Consolidated Financial Statements and the “carve-out statements” prepared using the audited consolidated financial statements of Extorre Gold Mines Limited for the year ended December 31, 2010.

Year Ended December 31, 2010

The Company ended the year with $46.1 million of cash and cash equivalents. The Company spent approximately $22.2 million on exploration excluding stock-based compensation during the year, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued as the Company proceeded with its in-fill drilling program designed to better define the Escondida vein system. Stock based compensation expense of $8.6 million      (included $826 which was allocated in as part of the Arrangement) in the year ended December 31, 2010 was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to Argentine Business employees and consultants by Exeter.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The net loss of $33.2 million in 2010 was more than double the loss of $14.5 million incurred in 2009. The increase in the loss was due to exploration expenses, net of stock based-compensation, in 2010 being about $12.2 million more than in 2009 as a result of expanded exploration activities at Cerro Moro, while the balance is due to higher stock-based compensation expense which was $5.6 million higher in 2010 than in 2009 mainly due to the granting and vesting of stock options following the Arrangement.

Fourth Quarter 2010 Compared to Fourth Quarter 2009

The loss in the fourth quarter of 2010 of $12.3 million is significantly higher than the loss incurred in the fourth quarter of 2009 of $5.4 million. Throughout 2010, as results at Cerro Moro continued to be favourable, management increased exploration activities. This increase in exploration activity in 2010 compared to the reduced level of activity in 2009 in response to the economic downturn as a result of the credit crisis, accounts for the large difference in expenditures between the quarters.

The following is a summary of quarterly results taken from the Company’s consolidated financial statements:

	($000’s, except share data)
Yearended December 31,	2010	2009
Interest income	$(211)	$-
Mineral property exploration costs 1	$22,176	$9,998
Stock-based compensation 2	$8,604	$3,039
Loss	$33,165	$14,521
Basic and diluted loss per common share	$(0.42)	$(0.19)

1) excludes stock-based compensation cost allocated of $2,298 (2009: $534).
2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s, except share data)
As at December 31,	2010	2009
Working capital (deficiency)	$44,252	$(594)
Total assets	$50,250	$4,283
Total liabilities	$2,357	$1,435
Share capital	$144,641	$-
Contributed surplus	$11,168	$77,599
Deficit	$(107,916)	$(74,751)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements or from the Company’s December 31, 2010 financial statements:

Comparison to Prior Quarterly Periods

	2010				2009
($000’s, except for share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net loss and comprehensive loss, excluding stock-based compensation	8,019	5,912	5,584	5,046	4,938	2,565	2,749	1,230
Administration expenditures*	905	460	584	738	887	429	375	209
Mineral property exploration costs, excluding stock-based compensation	7,346	5,501	5,087	4,241	4,284	2,240	2,446	1,028
Stock-based compensation	4,255	1,742	1,079	1,528	486	848	910	795
Basic and diluted loss per common share	$0.14	$0.10	$0.09	$0.09	$0.06	$0.05	$0.05	$0.03

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, increased from the fourth quarter of 2009 as drilling at the Company’s Cerro Moro Project was increased in preparation of the Company releasing its updated resource estimate in the second quarter of 2010 and advancing towards a mine development decision. Management expects similar or increased levels of expenditure as the Company continues to lower the risk of the project through additional drilling and the completion of various studies the Company advances the project towards a production decision.

Stock-based compensation was higher in the third quarter of 2010 than in the second quarter of 2010 due to the vesting of new options to directors and employees.  Stock-based compensation has fluctuated quarter by quarter for a number of reasons including the number of options granted in a quarter, the number of options vesting and the varying volatility component of the Black-Scholes pricing model.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2010 totalled $46.1 million,  part of which was received in connection with the Arrangement and $37.9 million (net of share issue costs) from a bought deal private placement financing completed in September 2010 where the Company issued 9.1 million common shares at a price of $4.45 per common share. The Company will continue to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. There is no assurance that Extorre will be able to raise necessary funds through capital raisings in the future.

Management evaluates and adjusts its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Cerro Moro and expenditures will be adjusted to match available funding.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Additional funds will be required in future to fund the ongoing exploration and planned development activities of the Company.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.

The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and tries to reduce the effects of foreign exchange risk by advancing funds to its foreign operations only when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Argentine Pesos,US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2010:

	2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	-
Amounts receivable	1,366	-	-
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	1,764	(198)
Equivalent in Canadian Dollars	(559)	1,755	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

2009 (in thousands)
Argentine Pesos
Cash and cash equivalents	1,713
Amounts receivable	468
Accounts payable and accrued liabilities	(5,287)
Net balance	(3,106)
Equivalent in Canadian Dollars	(843)
Rate to convert to $1.00 CDN	0.2713

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

(a)
The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Period
($000’s)	Total	Less than 1 year	1-3 years	4-5 years
Operational lease obligations
- Argentina	$83	$48	$35	$-
- Canada (*)	$460	$84	$174	$202
Total	$543	$132	$209	$202
The Company has various property access agreements, which are renewed periodically, related to the Cerro Moro project at an estimated cost of approximately $340 thousand per year.

(b)
In addition, upon the decision to commence mining at Don Sixto, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75 thousand.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation

Related Party Transactions ($000’s)

Amounts due from related party of $22 at December 31, 2010 (2009 - $249) is for expenditures that the Company and Exeter incurred for staff and exploration expenditures on behalf of each other.  The net amount paid by the Company to Exeter during 2010 was $58.

Amounts due to related parties of $88 at December 31, 2010 (2009 - $nil) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the year a total of $799 (2009 - $644) was paid or accrued for related party transactions as described below:

(a)
Exploration and consulting fees of $47 (2009 - $217 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at December 31, 2010, the Company owed $Nil.

(b)	Management fees of $107 (2009 -$146 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at December 31, 2010, the Company owed $23.

(c)
Management fees of $125 (2009 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development and Legal Counsel is a principal. As at December 31, 2010, the Company owed $Nil.

(d)	Management fees of $67 (2009 -$155 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice-President Finance of the Company. As at December 31, 2010, the Company owed $Nil.

(e)	Fees of $42 (2009 - $Nil) were paid or accrued to a company of which one of the officers of the Company is a partner for legal services. As at December 31, 2010, the Company owed $4.

(f)	Administrative fees of $252 (2009 - $Nil) for the provision of office facilities and staff to the Company, and travel expenses of $33 were paid to Exeter.

(g)	Exploration fees of $159 (2009 - $126 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice President Development. As at December 31, 2010, the Company owed $61.

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company will reimburse Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the year ended December 31, 2010, the percentage allocation was 40%, resulting in approximately $285 being reimbursed to Exeter for administrative support, office overhead and travel.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Outlook

In 2011, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina. The Company continues to engage four drill rigs dedicated to expanding the near-mine gold-silver resources at Cerro Moro and testing new areas with one drill rig. The Escondida vein in particular, has significant potential for expansion both along strike and at depth. In addition, other veins on the property with high gold-silver grades have only been partially evaluated to date. Outside of the Cerro Moro project area, Extorre has recently commenced drilling and carrying out exploratory activities to test the potential of other properties in its portfolio.In addition to exploration activities, the Company will also continue to advance the technical, economic and environmental studies required for the development of a future gold-silver mining operation at Cerro Moro.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Proposed Transactions

The Company is currently focussed on the further exploration and development of Cerro Moro.  Should it enter into agreements in the future on new properties, it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets andliabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of stock-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimatesused in the financial statements

(ii)
mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(iii)
stock-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the Consolidated Financial Statements.

b)	Conforming amendments

CICA 1625, Comprehensive Revaluation of Assets and Liabilities, has been amended as aresult of issuing CICA 1582, 1601 and 1602 as described above.The amendment is effective prospectively for comprehensive revaluations of assets and liabilities occurring in years beginning on or after January 1, 2011. CICA 3251, Equity, has been amended as a result of issuing CICA 1602. Amendments apply to entities that have adopted CICA 1602. The Company early adopted CICA 3251 policies effective January 1, 2010 in conjunction with the adoption of CICA 1582, 1601 and 1602. There is no material impact on the Consolidated Financial Statements from the adoption of this amendment.

International Financial Reporting Standards (“IFRS”) – Transition Update

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

IFRS Transition Plan

The Company has developed and implemented a project plan to ensure full compliance with IFRS requirements by 2011. The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time adoption of International Financial Reporting Standards.
Completed.

Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	In progress, to be completed in conjunction with the Q1 2011 IFRS financial statements.

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	In progress, to be completed in conjunction with the Q1 2011 IFRS financial statements.

During the evaluation of requirements for conversion to IFRS, the Company has assessed changes that need to be made to its accounting systems and business processes. The Company believes that these changes are minimal and the systems and processes can accommodate the necessary changes. The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and thechanges to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

First-time Adoption of IFRS

IFRS 1 sets forth guidance for the initial adoption of IFRS. Commencing for the period ending March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods consistent with IFRS.  In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts. IFRS 1 generally requires that first-time adopters retrospectively apply IFRS standards and interpretations in effect as at the first annual reporting date.

IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Company has elected to not apply the requirements to those options that have fully vested on or before the January 1, 2010 transition date. At this time, the Company is not planning to apply any optional exemptions in the preparation of its opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”. However, prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply some of the optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.

The following provides a summary of the Company's evaluation of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the summary provided below.

1) Share based payment

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in instalments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each instalment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features.

The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock-based awards and timing differences for the recognition of compensation expenses.

2) Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Under the Company’s current accounting policy exploration expenditures are expensed as incurred and acquisition costs are capitalized as incurred and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves.

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed.

No significant difference is expected as the Company will continue to capitalize all acquisition costs and expense exploration and evaluation costs.

3) Impairment of (Non-financial) Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

4)Foreign Currency

IFRS requirements for determining the functional currency of an entity are more specific thanthose in Canadian GAAP. Although indicators considered in the determination of functionalcurrency are similar, IFRS also provides a hierarchy for analyzing indicators in which primaryfactors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requiresfunctional currency to be determined for every entity, whereas Canadian GAAP does notspecifically require such determinations to be made for domestic operations.

The Company continues to assess the possible effects of determining the functional currency at the parent company and subsidiary company levels.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected in the Company's first financial statements prepared in accordance with IFRS, which will be the interim financial statements for the three months ending March 31, 2011, and will include notes disclosing transitional information and disclosure of new significant accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011 will also include 2010 financial statements for the comparative period, adjusted to comply with IFRS, and the transition date IFRS statement of financial position (as at January 1, 2010).

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian GAAP. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSAas required in Canada by Multilateral Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

During the year ended December 31, 2010 management documented and implemented its controls systems.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $46.1 million and working capital of $44.2 million at December 31, 2010. Based on current planned expenditures at its Cerro Morro project management believes that the Company has sufficient capital resources to fund levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage and as a result activities at Cerro Morro have caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators. You can review and obtain copies of our filings from SEDAR at www.sedar.com.The Company’s common shares were approved for listing on the NYSE Amex and commenced trading on March 14, 2011. You can review and obtain copies of our future filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE-AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.extorre.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Extorre, including Extorre’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.